EXHIBIT INDEX

Exhibit No.	Description

99.1	trivago N.V. Reports Fourth Quarter and Full Year 2016 Results.

Exhibit 99.1

trivago N.V. Reports Fourth Quarter and Full Year 2016 Results

Düsseldorf – February 24, 2017 – trivago N.V. (NASDAQ: TRVG) announced financial results today for the quarter and year ended December 31, 2016.

Highlights

•
Total revenue increased to €169.2 million in the fourth quarter of 2016, or 70% year-over-year, compared to €99.3 million in 2015, and to €754.2 million in the full year 2016, or 53% year-over-year compared to €493.1 million in 2015

•	Growth in Qualified Referrals was 65% year-over-year in the fourth quarter of 2016. The number of Qualified Referrals increased to 535.3 million in full year 2016 compared to 334.6 million in 2015

•
Net income increased to €0.1 million in the fourth quarter of 2016, turning positive from €(2.0) million in 2015. Net income was €(51.4) million for the full year 2016 compared to €(39.4) million in 2015

•
Adjusted EBITDA was €11.9 million in the fourth quarter of 2016, compared to €12.3 million in the fourth quarter of 2015. Adjusted EBITDA was €28.2 million for the full year 2016, up from €(1.1) million in 2015

Financial Summary & Operating Metrics (€ millions unless stated)

	Fourth Quarter			Full Year
Metric	2016	2015	Δ % Y/Y	2016	2015	Δ % Y/Y
Total Revenue	169.2	99.3	70%	754.2	493.1	53%
Qualified Referrals (in millions)	122.2	74.1	65%	535.3	334.6	60%
Revenue per Qualified Referral (in €)	1.36	1.32	3%	1.39	1.46	(5)%
Operating income (loss)	5.9	(0.4)	n.m.	(44.4)	(47.9)	7%
Net income (loss)	0.1	(2.0)	n.m.	(51.4)	(39.4)	(30)%
Net income (loss) attributable to trivago N.V.	0.3	(1.8)	n.m.	(50.7)	(39.1)	(30)%
Return on Advertising Spend	134%	141%	(5)%	120%	113%	6%
Adjusted EBITDA (1)	11.9	12.3	(3)%	28.2	(1.1)	n.m.

(1) “Adjusted EBITDA” (Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 20-21 herein for explanations and reconciliations of non-GAAP measures used throughout this release.

Discussion of Results

As used herein, references to “we”, “us”, the “company”, or “trivago”, or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.
We have historically conducted our business through trivago GmbH, and therefore our historical financial statements present the results of operations and financial condition of trivago GmbH and its controlled subsidiaries. In connection with our initial public offering, or IPO, trivago N.V. became the holding company of trivago GmbH, and the historical consolidated financial statements of trivago GmbH became the historical consolidated financial statements of trivago N.V.
The historical financial statements of trivago GmbH and its controlled subsidiaries make reference to the members’ equity as trivago GmbH Class A units and trivago GmbH Class B units. The equity of a GmbH is not unitized into shares under German corporate law. However, pursuant to the company’s articles of association, we unitized members’ equity into trivago GmbH Class A units and Class B units, with each trivago GmbH Class B unit having 1/1,000 of the voting rights of a trivago GmbH Class A unit.

Referral Revenue, Other Revenue, Qualified Referrals & RPQR

Referral Revenue by Segment & Other Revenue (€ millions)

	Fourth Quarter				Full Year
	2016	2015	Δ	Δ % Y/Y	2016	2015	Δ	Δ % Y/Y
Developed Europe	72.9	50.5	22.4	44%	348.9	259.6	89.3	34%
Americas	62.9	34.3	28.6	83%	286.4	171.9	114.5	67%
Rest of World	30.7	13.2	17.5	133%	110.5	58.8	51.7	88%
Total Referral Revenue	166.5	97.9	68.6	70%	745.8	490.2	255.6	52%
Other Revenue	2.7	1.3	1.4	108%	8.3	2.8	5.5	196%
Total Revenue	169.2	99.3	69.9	70%	754.2	493.1	261.1	53%

Note: Some numbers may not add up due to rounding.

For the fourth quarter of 2016, total revenue increased 70% compared to the fourth quarter of 2015, with strong growth in all three segments. This rapid growth was driven by the opportunity to invest in advertising above fourth quarter 2015 levels.

For the full year 2016, total revenue increased 53%. Developed Europe continues to show solid growth, with Referral Revenue increasing 34% year-over-year. Referral Revenue in Americas increased 67% to €286.4 million. The Rest of World ("RoW") segment continues to scale, recording €110.5 million in Referral Revenue and growing 88% year-over-year in 2016. Increased marketing in newer markets in this segment, particularly in Japan, had a significant impact on the revenue growth.

Qualified Referrals by Segment (in millions)

	Fourth Quarter				Full Year
	2016	2015	Δ	Δ % Y/Y	2016	2015	Δ	Δ % Y/Y
Developed Europe	51.2	35.9	15.3	43%	255.4	183.7	71.7	39%
Americas	36.7	22.6	14.1	62%	149.1	87.1	62.0	71%
Rest of World	34.3	15.6	18.7	120%	130.8	63.8	67.0	105%
Total	122.2	74.1	48.1	65%	535.3	334.6	200.7	60%

Note: Some numbers may not add up due to rounding.

During the fourth quarter of 2016, growth in Qualified Referrals ("QRs") was 65% year-over-year, with strong performance in all three segments. In Developed Europe the growth rate accelerated in the fourth quarter of 2016 compared to the growth rate for the same period in 2015, amid strong investment opportunities in advertising spend.

For the full year 2016, the global growth in QR was 60%. Developed Europe, Americas and Rest of World contributed almost equally to the full year growth, with an increase in QRs by 71.7 million, 62.0 million and 67.0 million, respectively.

Revenue Per Qualified Referrals by Segment (in €)

	Fourth Quarter			Full Year
	2016	2015	Δ % Y/Y	2016	2015	Δ % Y/Y
Developed Europe	1.42	1.41	1%	1.37	1.41	(3)%
Americas	1.72	1.52	13%	1.92	1.97	(3)%
Rest of World	0.90	0.84	7%	0.85	0.92	(8)%
Total	1.36	1.32	3%	1.39	1.46	(5)%

In the fourth quarter of 2016, Revenue per Qualified Referral ("RPQR") increased by 3% due to improved commercialization. The stronger increase in RPQR in Americas compared to other segments was influenced by the appreciation of the U.S. dollar in the second half of the fourth quarter, during which the currency appreciated by approximately 5% against the Euro.

RPQR was down 5% in full year 2016. This was due to high RPQR across all segments in the first half of
2015 following the introduction of hotel-level CPC bidding in early 2015. This drove an initial increase in
RPQR in the first half of 2015, followed by a slight decrease and subsequent stabilization during the second half of the year which continued throughout the year 2016.

Expenses

	Costs and Expenses			As a % of Revenue
	Fourth Quarter			Fourth Quarter
	2016	2015	Δ % Y/Y	2016	2015	Δ in bps
	(€ millions)
Cost of revenue	1.2	0.9	33%	1%	1%	0
of which share-based compensation	0.0	0.1	(100)%
Selling and marketing	136.7	77.8	76%	81%	78%	300
of which share-based compensation	0.5	1.0	(50)%
Technology and content	11.1	7.8	42%	7%	8%	(100)
of which share-based compensation	0.5	1.2	(58)%
General and administrative	11.9	5.7	109%	7%	6%	100
of which share-based compensation	0.6	2.0	(70)%
Amortization of intangible assets	2.5	7.5	(67)%	1%	8%	(700)
Total costs and expenses	163.3	99.7	64%	97%	100%	(300)

Note: Some numbers may not add up due to rounding.

	Costs and Expenses			As a % of Revenue
	Year ended			Year ended
	2016	2015	Δ % Y/Y	2016	2015	Δ in bps
	(€ millions)
Cost of revenue	4.3	2.9	48%	1%	1%	0
of which share-based compensation	0.7	0.2	250%
Selling and marketing	674.7	461.3	46%	89%	94%	(500)
of which share-based compensation	10.9	3.4	221%
Technology and content	51.7	28.7	80%	7%	6%	100
of which share-based compensation	15.8	4.5	251%
General and administrative	54.1	18.1	199%	7%	4%	300
of which share-based compensation	26.3	6.0	338%
Amortization of intangible assets	13.9	30.0	(54)%	2%	6%	(400)
Total costs and expenses	798.6	541.0	48%	106%	110%	(400)

Note: Some numbers may not add up due to rounding.

Cost of revenue
Cost of revenue increased 33% and 48% year-over-year for the fourth quarter and full year 2016, respectively. Overall it represented 1% of total revenue for both periods.

Selling and marketing
For the fourth quarter of 2016, selling and marketing expense grew 76% year-over-year. Advertising expense (which makes up 91% of total selling and marketing expense) was driven by strong advertising spend across all regions with €46.1 million, €46.4 million and €31.8 million in Developed Europe, Americas and RoW respectively.

For the full year 2016, selling and marketing expense increased by 46% year-over-year, as we continued to invest in brand and performance marketing channels to increase our brand awareness in each of our three operating segments. Investments in advertising spend amounted to €257.5 million, €243.2 million and €122.8 million in Developed Europe, Americas and RoW respectively.

Technology and content
For the fourth quarter of 2016, total technology and content expense increased by 42% year-over-year, mainly driven by an increase in personnel costs.

For the full year 2016, total technology and content expense increased by 80% year-over-year. The growth was primarily driven by an increase in personnel costs, as headcount grew from 399 on December 31, 2015 to 516 on December 31, 2016, and an increase of €11.3 million in share-based compensation expense driven by fluctuations in the fair value accounting treatment of liability-classified awards granted in prior periods. Depreciation of internal-use software and website development increased by €0.9 million.

General and administrative
For the fourth quarter of 2016, general and administrative expense increased 109% year-over-year. The increase was primarily driven by IPO and corporate reorganization costs of €3.5 million.

For the full year 2016, expensed IPO and corporate reorganization costs amounted to €5.7 million, including IPO expense of €0.6 million pushed down from Expedia, or 11% of general and administrative expense. Share-based compensation increased to €26.3 million from €6.0 million in 2015, primarily due to fluctuations in the fair value accounting treatment of liability-classified awards granted in prior periods.

Related party shared service fee expense (non-cash) from Expedia amounted to €1.3 million in the fourth quarter of 2016 of which €0.3 million were IPO and reorganization costs. For the full year 2016, related party shared service fee expense was €4.2 million compared to €2.8 million in 2015. In 2016, €0.6 million of the push down costs were IPO and corporate reorganization costs.

trivago is planning to move into its new campus in 2018. The contractual lease agreements triggered build-to-suit treatment under US GAAP. We have bifurcated our lease payments pursuant to the premises into a portion that is allocated to the building (a reduction to the financing obligation) and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. For the years ended December

31, 2016 and 2015, we recorded €1.7 million and €0.9 million, respectively, of non-cash land rent expense in connection with this lease which is recorded in general and administrative expense. The expense was €0.4 million in the fourth quarter in 2016.

Amortization of intangible assets
Amortization of intangible assets was €13.9 million in the full year 2016, compared to €30.0 million in 2015. The decrease is due to certain technology assets being fully amortized during the first quarter of 2016. These amortization costs relate predominantly to intangible assets recognized by Expedia, Inc. upon the acquisition of a majority stake in trivago GmbH in 2013 which were pushed down to trivago GmbH.

Share-based compensation expense
Total share-based compensation amounted to €53.7 million for the year ended December 31, 2016. There were certain shares held by trivago employees which were originally awarded in prior years in the form of share-based options pursuant to the trivago employee option plan and subsequently exercised by such employees. During the second quarter of 2016, Expedia, Inc. exercised a call right on these shares and elected to do so at a premium to fair value, the aggregate payment of which, €62.5 million, was recorded as a Contribution from Parent in Members’ Equity. The exercise resulted in an incremental share-based compensation charge of approximately €43.7 million in the second quarter of 2016 pursuant to liability award treatment. The differential between the cash settlement amount and the incremental share-based compensation charge reflects share-based compensation expense recorded on these awards in previous periods. For the full year 2016 €51.0 million of expense is due to the mark-to-market treatment.

Net income (loss) attributable to trivago and Adjusted EBITDA* (€ millions)

	Fourth Quarter				Year ended
	2016	2015	Δ€	Δ% Y/Y	2016	2015	Δ€	Δ% Y/Y
Operating income (loss)	5.9	(0.4)	6.3	n.m.	(44.4)	(47.9)	3.5	7%
Other income (loss)
Interest expense	0.0	(0.1)	0.1	n.m.	(0.1)	(0.1)	0.0	0.0%
Other, net	(0.7)	(2.0)	1.3	65%	(0.1)	(2.7)	2.6	96%
Total other income (expense), net	(0.7)	(2.1)	1.4	67%	(0.3)	(2.8)	2.5	89%

Income (loss) before income taxes	5.2	(2.5)	7.7	n.m.	(44.7)	(50.7)	6.0	12%
Expense (benefit) for income taxes	5.1	(0.5)	5.6	n.m.	6.7	(11.3)	18.0	n.m.
Net income (loss)	0.1	(2.0)	2.1	n.m.	(51.4)	(39.4)	(12.0)	(30)%

Net (income) loss attributable to noncontrolling interests	0.2	0.2	0.0	0.0%	0.7	0.3	0.4	133%
Net income (loss) attributable to trivago N.V.	0.3	(1.8)	2.1	n.m.	(50.7)	(39.1)	(11.6)	(30)%

Adjusted EBITDA	11.9	12.3	(0.4)	(3)%	28.2	(1.1)	29.3	n.m.

Note: Some numbers may not add up due to rounding.
* Adjusted EBITDA is a non-GAAP measure. See pages 20-21 herein for a description and reconciliation to the corresponding GAAP measure.

Net income attributable to trivago N.V. was €0.3 million in the fourth quarter of 2016, and €(50.7) million for the full year 2016.

Adjusted EBITDA increased by €29.3 million to €28.2 million for the full year 2016 compared to the full year 2015 as a result of a gradual increase in profitability. Adjusted EBITDA decreased 3% in the fourth quarter of 2016 compared to the same period in 2015 due to IPO and corporate reorganization costs.

Income taxes
Income tax expenses were €6.7 million in the full year 2016 compared to tax benefits of €11.3 million in the full year 2015. Our effective tax rate was (14.9)% in 2016 compared to 22.3% in 2015. This is mainly due to non-deductible share-based compensation of (pre-tax) €14.1 million in 2015 and €53.7 million in 2016. Furthermore, corporate costs of (pre-tax) €2.8 million for 2015 and €4.2 million for 2016 were pushed down from Expedia, which are non-deductible for tax purposes.

Balance sheet, cash flows and capitalization
For the full year 2016, positive operating cash flow improved our cash position and as a result, we paid back €20.0 million on our credit facility on a net basis, thus increasing our current ratio from 0.9 as of December 31, 2015 to 4.8 as of December 31, 2016. In addition, IPO net proceeds of €207.8 million, after deducting underwriting discounts and commissions, contributed to our positive cash balance. All U.S. dollar IPO proceeds were converted to Euros on the date of settlement.
Efforts to improve our working capital year-over-year resulted in a slower increase of receivables (+23%) over revenue (+53%). The increase in prepayments was driven by the rolling-out of the Mr. and Mrs. trivago advertising campaign in 26 markets. This led to a significant increase in TV production cost and prepayments for TV production.
The company's plan to move into a newly leased campus building in Dusseldorf's media harbor, results in a steadily increasing capitalization on the balance sheet of capital lease costs.

Earnings per Share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income attributable to trivago N.V., after adjusting for noncontrolling interest as a result of the corporate reorganization and IPO, for the period from December 16, 2016 (effective date of the corporate reorganization and IPO) through December 31, 2016, by the weighted average number of Class A and Class B common stock outstanding during the same period. There were no shares of Class A or Class B common stock outstanding prior to December 16, 2016, therefore no earnings per share information has been presented for any period prior to that date.

The following table presents our basic and diluted earnings per share:

December 16, 2016 through December 31, 2016
(€ thousands, except per share data)
Numerator
Net income	1,185
Less: net income attributable to noncontrolling interest	285
Net income attributable to trivago N.V.	€900
Denominator
Weighted average shares of Class A and Class B common stock outstanding - basic and diluted	237,811
Earnings per share attributable to trivago N.V. available to Class A and Class B common stockholders - basic and diluted	€0.00

trivago N.V.
Consolidated balance sheets
(€ thousands, except per share amounts)
(unaudited)

ASSETS	As of December 31, 2016	As of December 31, 2015
Current assets:
Cash	€227,298	€17,556
Restricted cash	884	685
Accounts receivable, less allowance of €152 and €251 at December 31, 2016 and December 31, 2015, respectively	36,658	19,748
Accounts receivable, related party	16,505	23,605
Prepaid expenses and other current assets	11,529	4,603
Total current assets	292,874	66,197

Property and equipment, net	46,862	12,853
Other long-term assets	955	936
Intangible assets, net	176,052	189,909
Goodwill	490,503	490,360
TOTAL ASSETS	€1,007,246	€760,255

LIABILITIES AND STOCKHOLDERS' EQUITY/MEMBERS’ EQUITY
Current liabilities:
Accounts payable	€39,965	€26,263
Income taxes payable	3,433	256
Short-term debt	—	20,000
Members’ liability	—	13,377
Related party payable	—	7,129
Deferred revenue	5,078	2,264
Accrued expenses and other current liabilities	12,627	2,720
Total current liabilities	61,103	72,009

Deferred income taxes	53,156	57,994
Other long-term liabilities	38,565	5,896
Redeemable noncontrolling interests	351	2,076

Stockholders’/members' equity:
Subscribed capital	—	48
Class A common stock, €.06 par value - 700,000 shares authorized, 30,026,635 shares issued and outstanding as of December 31, 2016	1,802	—

Class B common stock, €.60 par value - 320,000 shares authorized, 209,008,088 shares issued and outstanding as of December 31, 2016	125,405	—
Reserves	584,667	695,871
Contribution from Parent	122,200	55,529
Accumulated other comprehensive income (loss)	21	(12)
Retained earnings (Accumulated deficit)	(179,837)	(129,156)
Total stockholders' equity attributable to trivago N.V./ members' equity	654,258	622,280
Noncontrolling interest	199,813	—
Total stockholders'/members' equity	854,071	622,280
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/MEMBERS' EQUITY	€1,007,246	€760,255

trivago N.V.
Consolidated statements of operations
(€ thousands)
(unaudited)

	Year ended December 31, 2016	Year ended December 31, 2015	Three months ended December 31, 2016	Three months ended December 31, 2015
Revenue	€485,942	€298,842	€107,253	€59,462
Revenue from related party	268,227	194,241	61,914	39,801
Total revenue	754,169	493,083	169,167	99,263
Costs and expenses:
Cost of revenue, including related party, excluding amortization(1)(2)	4,273	2,946	1,155	981
Selling and marketing(1)	674,729	461,219	136,679	77,796
Technology and content(1)	51,658	28,693	11,050	7,754
General and administrative, including related party(1)(3)	54,097	18,065	11,877	5,653
Amortization of intangible assets	13,857	30,030	2,527	7,509
Operating income (loss)	(44,445)	(47,870)	5,879	(430)
Other income (expense)
Interest expense	(137)	(147)	(10)	(69)
Other, net	(139)	(2,667)	(672)	(1,906)
Total other income (expense), net	(276)	(2,814)	(682)	(1,975)

Income (loss) before income taxes	(44,721)	(50,684)	5,197	(2,405)
Expense (benefit) for income taxes	6,670	(11,318)	5,090	(477)
Net income (loss)	(51,391)	(39,366)	107	(1,928)
Net (income) loss attributable to non-controlling interests	710	239	186	146
Net income (loss) attributable to trivago N.V.	€(50,681)	€(39,127)	€293	€(1,782)
(1) Includes share-based compensation as follows:
Cost of revenue	737	238	13	67
Selling and marketing	10,913	3,360	517	960
Technology and content, net of capitalized internal-use software and website development costs	15,816	4,545	538	1,245
General and administrative	26,256	5,986	644	2,014
(2) Amortization of acquired technology included in Amortization of
intangible assets is as follows:	3,750	19,927	—	4,982
Amortization of internal use software and website development costs
included in Technology and content is as follows:	1,410	475	497	160
(3) Includes related party shared service fee as follows:
General and administrative	4,185	2,826	1,293	530

trivago N.V.
Consolidated statements of cash flows
(€ thousands)
(unaudited)

	Year ended December 31, 2016	Year ended December 31, 2015
Operating activities:
Net loss	€(51,391)	€(39,366)
Adjustments to reconcile net loss to net cash used:
Depreciation (property and equipment and internal-use software and website development)	5,083	2,649
Amortization of intangible assets	13,857	30,030
Share-based compensation	53,722	14,129
Deferred income taxes	(4,838)	(10,444)
Foreign exchange (gain) loss	(16)	960
Bad debt (recovery) expense	1,589	(410)
Non-cash charge, contribution from Parent	4,185	2,826
Changes in operating assets and liabilities, net of effects from of businesses acquired:
Accounts receivable, including related party	(11,256)	(18,540)
Prepaid expense and other assets	(7,144)	(121)
Accounts payable	13,879	13,102
Accrued expenses and other liabilities	7,486	2,415
Deferred revenue	2,814	1,780
Taxes payable/receivable, net	3,177	(25)
Net cash provided by (used in) operating activities	31,147	(1,015)
Investing activities:
Acquisition of business, net of cash acquired	—	(286)
Acquisition of redeemable non-controlling interest	(874)	—
Capital expenditures, including internal-use software and website development	(8,121)	(6,224)
Net cash used in investing activities	(8,995)	(6,510)
Financing activities:
Payments of initial public offering costs	(882)	—
Payment of loan to shareholder	—	(7,129)
Payment of loan to related party	—	(1,039)
Proceeds from issuance of loan from related party	—	7,129
Payment on credit facility	(40,000)	—
Proceeds from issuance of credit facility	20,000	20,000
Net proceeds from issuance of common stock	207,840	—
Proceeds from exercise of option awards	685	—
Proceeds from exercise of members’ equity awards	1	10
Net cash provided by (used in) financing activities	187,644	18,971

Effect of exchange rate changes on cash	(54)	(32)
Net increase (decrease) in cash	209,742	11,414
Cash at beginning of year	17,556	6,142
Cash at end of year	€227,298	€17,556
Supplemental cash flow information:
Cash paid for interest	160	100
Cash paid for taxes	8,696	751
Non-cash investing and financing activities:
Offering costs included in accrued expenses	4,038	—
Fixed assets-related payable	129	306
Capitalization of construction in process related to build-to-suit lease	30,883	4,852
Extinguishment of loan to members through contribution from Parent in members’ equity	7,129	—
Extinguishment of loan from related party through members’ liability	7,129	—

trivago N.V. Key Metrics

•
The following metrics are intended as a supplement to the financial statements found in this release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and the financial statements in our most recent earnings release.

•
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

•	These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.

•	Some numbers may not add due to rounding.

	Full Year 2016	Full Year 2015	Full Year 2014
ROAS by segment
Developed Europe	136%	133%	130%
Americas	118%	102%	90%
Rest of World	90%	87%	92%
Total	120%	113%	114%
QR by segment (in millions)
Developed Europe	255.4	183.7	150.0
Americas	149.1	87.1	41.6
Rest of World	130.8	63.8	23.9
Total	535.3	334.6	215.5
RPQR by segment
Developed Europe	€1.37	€1.41	€1.40
Americas	€1.92	€1.97	€1.76
Rest of World	€0.85	€0.92	€1.07
Total	€1.39	€1.46	€1.43

	Three months ended December 31, 2016	Three months ended December 31, 2015
ROAS by segment
Developed Europe	158%	176%
Americas	136%	130%
Rest of World	97%	92%
Total	134%	141%
QR by segment (in millions)
Developed Europe	51.2	35.9
Americas	36.7	22.6
Rest of World	34.3	15.6
Total	122.2	74.2
RPQR by segment
Developed Europe	€1.42	€1.41
Americas	€1.72	€1.52
Rest of World	€0.90	€0.84
Total	€1.36	€1.32

Notes & Definitions:
ROAS : The ratio of our referral revenue to our advertising expenses, or return on advertising spend. We invest in multiple marketing channels, such as TV, out-of-home advertising, radio, search engine marketing, display and affiliate marketing, email marketing, social media, online video, mobile app marketing and content marketing.
QR : We define a qualified referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one qualified referral.
RPQR: We use average revenue per qualified referral, to measure how effectively we convert qualified referrals to revenue. RPQR is calculated as referral revenue divided by the total number of qualified referrals in a given period.
Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click, or CPC, basis.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define adjusted EBITDA as net loss plus:

1.	benefit (provision) for income taxes,

2.	total other income (expense), net,

3.	depreciation of property and equipment, including amortization of internal use software and website development

4.	amortization of intagible assets, and

5.	share-based compensation

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods. Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures

Adjusted EBITDA (Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	(€ millions)
Net income (loss)	0.1	(2.0)	(51.4)	(39.4)
Expense (benefit) for income taxes	5.1	(0.5)	6.7	(11.3)
Income (less) before income taxes	5.2	(2.5)	(44.7)	(50.7)
Interest expense	0.0	(0.1)	0.1	0.1
Other, net	0.7	2.0	0.1	2.7
Operating income (loss)	5.9	(0.4)	(44.4)	(47.9)
Depreciation	1.8	0.8	5.1	2.6
Amortization of intangible assets	2.5	7.5	13.9	30.0
EBITDA	10.2	7.9	(25.5)	(15.2)
Share-based compensation	1.7	4.3	53.7	14.1
Adjusted EBITDA	11.9	12.3	28.2	(1.1)

Note: Some numbers may not add up due to rounding.

Conference Call
trivago N.V. will webcast a conference call to discuss fourth quarter and year end 2016 financial results and certain forward-looking information on Friday, February 24, 2017 at 8:00 a.m. Eastern Time (ET). The webcast will be open to the public and available via http://ir.trivago.com. trivago N.V. expects to maintain access to the webcast on the IR website for approximately three months subsequent to the initial broadcast.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of February 24, 2017 and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business.
Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•	our ability to effectively manage our growth;

•	global political and economic instability and other events beyond our control;

•	increasing competition and consolidation in our industry;

•	our advertiser concentration;

•	our ability to maintain and increase our brand awareness;

•	our ability to maintain and/or expand relationships with, and develop new relationships with, hotel chains and independent hotels as well as OTAs;

•	our reliance on search engines, which may change their algorithms;

•	our reliance on technology;

•	the effect of the corporate reorganization;

•	our material weakness in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	our ability to attract, train and retain executives and other qualified employees;

•	our entrepreneurial culture and decentralized decision making;

as well as other risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this release, whether as a result of new information, future events or otherwise.

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a global hotel search platform. Our mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel search and providing access to a deep supply of hotel information and prices.

Contacts
Investor Relations                 Communications
ir@trivago.com                     corporate.communication@trivago.com